Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 COMMUNICATIONS, INC.

	Three Months
	Ended March 31,		Fiscal Year Ended
(In millions)	2010	2009	2009	2008	2007	2006	2005

Loss from Continuing Operations Before Taxes	$(237)	$(131)	$(617)	$(312)	$(1,168)	$(810)	$(715)
Interest on Debt, Net of Capitalized Interest	149	146	595	570	609	670	543
Amortization of Capitalized Interest	—	—	—	48	68	68	68
Portion of rents deemed representative of the interest factor (1/3)	17	17	68	68	63	44	25

(Losses) Earnings Available for Fixed Charges	$(71)	$32	$46	$374	$(428)	$(28)	$(79)

Interest on Debt	$149	$146	$595	$570	$609	$670	$543
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	17	17	68	68	63	44	25

Total Fixed Charges	$166	$163	$663	$638	$672	$714	$568

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency	$(237)	$(131)	$(617)	$(264)	$(1,100)	$(742)	$(647)